4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001196757
  chmx3i*c
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Jabil Circuit, Inc.
  0000898293
  <IRS-NUMBER>38-188-6260
</SUBJECT-COMPANY>
<PERIOD>11/04/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Walters, Beth A.
   10560 Ninth Street North


   St. Petersburg, FL  33716
2. Issuer Name and Ticker or Trading Symbol
   Jabil Circuit, Inc. (JBL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Communications
   and  Investor Relations
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Prepaid Variable Forward                       11/04/02       P         1                                 11/04/04     11/04/04
Contract (right to sell) (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Prepaid Variable Forward       11/04/02  Common Stock                   10,000                    1             D   Direct
Contract (right to sell) (1)

Explanation of Responses:

(1)
On November 4, 2002, the reporting person entered into a prepaid variable forward contract with a securities brokerage firm.  Under the terms of the documents relating to such contract, the reporting person will have to deliver up to the 10,000 shares of the Issue
r's common stock referenced in column 7 of Table II to the securities brokerage firm on November 4, 2004.  The number of shares the reporting person will be required to deliver on such date shall be a function of the closing price of the Issuer's common stock on s uch date.  Similarly, the amounts that would be in columns 2 and 8 of Table II will be a function of, among other things, the closin
g price of the Issuer's common stock on November 4, 2004.

SIGNATURE OF REPORTING PERSON
/S/ By: Robert L. Paver, Attorney-in-Fact
    For: Beth A. Walters
DATE 11/06/02